EXHIBIT 12.4

PECO Energy Company

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

	Years Ended December 31,					Nine Months Ended September 30, 2007
	2002	2003	2004	2005	2006
Pre-tax income from continuing operations before adjustment for income or loss from equity investees and minority interest	745	726	704	767	621	604
Plus: (Income) or loss from equity investees	(1)	—	25	16	9	5
Less: Capitalized interest	—	(1)	(1)	(1)	(3)	(2)
Preference security dividend requirements	(12)	(8)	(5)	(6)	(6)	(5)

Pre-tax income from continuing operations after adjustment for income or loss from equity investees, minority interest, capitalized interest and preference security dividend requirements	732	717	723	776	621	602
Fixed charges:
Interest expensed and capitalized, amortization of debt discount and premium on all indebtness	370	325	304	280	269	190
Interest component of rental expense (a)	2	2	1	1	1	6
Distributions on mandatorily redeemable preferred securities	2	3	—	—	—	—
Preference security dividend requirements	12	8	5	6	6	5

Total fixed charges	386	338	310	287	276	201
Pre-tax income from continuing operations after adjustment for income or loss from equity investees, capitalized interest and preference security dividend requirements plus fixed charges	1,118	1,055	1,033	1,063	897	803
Ratio of earnings to combined fixed charges and preferred stock dividends	2.9	3.1	3.3	3.7	3.3	4.0

(a)	Represents one-third of rental expense relating to operating leases.